Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS DRAFTED IN PART BY C&J AND WAS INCLUDED IN AN EMAIL SENT TO ALL NABORS EMPLOYEES ON OCTOBER 3, 2014.

FREQUENTLY ASKED QUESTIONS: COMBINATION OF NABORS COMPLETION & PRODUCTION SERVICES AND NABORS PRODUCTION SERVICES WITH C&J ENERGY SERVICES, INC. (“C&J”)

We understand that you want to know the impact of the proposed combination of Nabors Completion & Production Services business in the U.S. and Nabors Production Services business in Canada with C&J Energy Services, Inc. (“C&J”) in a timely manner, and we are striving to minimize the period of uncertainty. As we look ahead toward a consolidated company and develop our integration plans, we will continue to communicate with you and inform you of decisions made in the integration planning process in a timely manner. As part of our commitment to be open with our communications throughout this process, we created a dedicated email address through which you can submit questions about this transaction: AskC&J@cjenergy.com. The integration team will review questions submitted, respond as we are able, and make answers to “frequently asked questions” available for everyone in upcoming communications. The following questions were received from employees through September 23, 2014.

GENERAL

1.	What is the purpose of the joint integration team?

The joint integration team was established to develop recommendations and implementation plans that will ensure a smooth integration following the close of the transaction. Members of the integration team represent all major functional groups at Nabors and C&J. Over the next few months, the integration team will continue to:

•	Review both companies’ business processes to more fully understand the best ways to integrate the separate entities;

•	Recommend organizational design for the integration;

•	Develop a transition/integration plan with specific actions, timetable and responsible party; and

•	Identify any areas for short- or long-term synergies, whether staffing, outside services, work process improvements or other duplicate costs.

2.	Will Nabors be sending letters to current NCPS and NPS vendors to inform them of plans to use the C&J name to conduct business post-closing?

NCPS and NPS will not be changing names as of the closing of the transaction. There will be a transition period during which NCPS and NPS will continue to use their current entity names for a certain amount of time after the transaction closes. Post-closing rebranding decisions will be communicated as appropriate and as required. Nabors and C&J will communicate those plans and decisions to customers, suppliers and other stakeholders when determined and appropriate.

3.	Will all current policies remain in effect until the close of the transaction?

Yes, all current company policies and procedures will remain in full force and effect until the transaction is completed. A decision on policies and procedures after the transaction closing has not been determined.

4.	Why is the integration process taking so long?

Planning for the integration is a very complex job that requires the involvement of many people from both companies. It takes a lot of time and hard work to do it well.

Before the business combination between Nabors and C&J can occur, there are a number of complex regulatory steps that must be taken. Most of these activities could not be started until the proposed transaction was announced publicly. The proposed transaction must also be approved by C&J’s shareholders.

Recognizing the regulatory requirements and the hard work required of our people, we advised everyone in the initial announcement of the proposed transaction that we expected the closing to take place in the fourth quarter of this year. We still anticipate that the transaction will close before the end of the year. The exact date cannot be predicted at this time, as it is contingent on certain closing conditions, including regulatory and stockholder approval. We will keep you informed as we work toward closing.

EMPLOYMENT, BENEFITS & COMPENSATION

5.	Will Nabors and C&J employees have the ability to transfer between Nabors and C&J yards following the close of the transaction?

We believe one of the advantages of the proposed combination is increased career growth opportunities for employees. At this time, the integration team is evaluating necessary policies and procedures relating to staffing needs and transfers. We will communicate more information about this following the close of the transaction.

6.	After the transaction closes, what will the benefit package look like (medical, dental, life insurance, etc.)?

Until the transaction is completed, compensation and benefits will remain unchanged in the U.S. (aside from any changes occurring as a matter of ordinary course). NCPS employees will participate in Nabors upcoming U.S. annual enrollment process for 2015 which is scheduled to occur Nov. 3-16, 2014. The elections made during the Nabors annual enrollment process will be mapped to the C&J benefit plans for 2015. Following the closing of the transaction, there will be a special open enrollment for employees to make qualifying changes.

In Canada, NPS employees will have the same health and wellness benefits available to NDCL employees in 2015. During October 2014, informational sessions will be held at various locations throughout Canada to inform employees about details of the new plan and how to enroll.

7.	I read the previous information about pension plans and still have a lot of questions. It is my understanding that we will not have a pension plan in Canada following the close of the transaction. Is this true?

Pension plans in Canada are strictly regulated. The current pension plan in Canada will stay in place until at least the end of the year. A review of the plan is underway. As we determine the best retirement savings vehicle for our employees, we can assure you that NPS employees will have an employer-sponsored retirement plan with C&J after the transaction closes.

8.	I previously received stock options or restricted shares. What will happen to my shares not vested at the close of the transaction?

Last week, a separate communication regarding equity awards was sent to all affected Nabors employees. Any further questions about equity awards should be directed to Lisa Wysocki, Nabors Stock Plan Administrator, at +1 281-775-8160.

9.	Will Nabors employees receive a pay raise following the close of the transaction?

While at this stage in the process no definitive statements can be made, there are no planned pay increases for Nabors employees as a result of the proposed transaction.

10.	Nabors currently offers an educational assistance program for employees to further their own education. Does C&J provide something similar to this?

Yes, C&J has an educational assistance program to support employee learning and development. At the time of the closing of the transaction, all pre-approved Nabors educational assistance plan benefits will continue for the remainder of the academic year.

11.	Nabors currently offers annual scholarships for the children of employees through the Isenberg Scholarship Program. Does C&J provide something similar to this?

At this time, C&J does not currently have a scholarship program for the children of employees. Any Isenberg scholarships awarded prior to closing to the children of Nabors employees will remain in effect for the academic year.

CORPORATE, OPERATIONS, MISCELLANEOUS

12.	Does C&J have a behavioral based safety observation process? Is it similar to the current Nabors observation process?

At Nabors and C&J, the highest priority is ensuring the health and safety of our employees, our customers and the communities in which we work. Both companies have strong safety cultures supported by a combination of behavioral-based programs and formal observation processes.

The HSE joint integration team is currently documenting and reviewing all safety programs and management systems in order to determine the most effective way to leverage strengths and address any gaps or inconsistencies that may exist. They are working diligently to ensure that all safety policies, procedures and guidelines will enable the combined organization to operate in the safest manner possible. Following the closing of the transaction, updated policies, procedures and guidelines will be communicated to all employees.

13.	I have collected many shirts, jackets and other clothing/accessories during my employment with NCPS. Some of these have the Nabors logo, others have the NCPS or NPS logo. Will I be able to wear any of this clothing to work after the transaction closes? Also, can we add the C&J logo to existing clothing?

Combining the logos of the companies is not advisable at this time. The joint Communications and Marketing integration teams are currently reviewing branding guidelines and will provide updated corporate identity standards following the close of the transaction.

14.	I am a driver at NCPS. Will I wear a different uniform following the close of the transaction? Will C&J be using a different company to supply uniforms and jackets? Also, will C&J allow us to purchase boots from local suppliers if the shoes meet minimum PPE requirements?

At this time, the joint integration team is evaluating many decisions and policies that affect employees. Specific policies and procedures for the new combined company have not yet been finalized. Over the next few months, the integration team will continue to review both companies’ policies and practices to more fully understand the best ways to integrate the two entities and develop a transition/integration plan with specific actions, a timetable and responsible parties. The team is also working to identify any areas for short- or long-term synergies, whether staffing, suppliers or work process improvements. As decisions are made, this information will be communicated to employees in a timely manner. Upon close of the transaction, there will be a transition period that will allow adequate time for all affected employees to receive new uniforms, business cards and other logo items, as well as to comply with the new company’s PPE requirements.

15.	Are there any plans to open a yard near Shreveport or Bossier City within the Haynesville shale play?

C&J currently has a coiled tubing and fracturing facility in Marshall, Texas, and a wireline yard in Bossier City to service the Haynesville shale play. The combination of these organizations does not create a great deal of overlap, and there are no immediate plans to close or open any additional locations or facilities. Ultimately, however, the competitive business strategy will determine the organizational structure and locations necessary to achieve desired business results.

16.	In Canada, NPS is in the process of rebuilding and painting a service rig for a customer. This seems like a great opportunity to change to the new C&J name and logo. Can we paint the rig to reflect the C&J branding to avoid the cost of repainting the rig in the future?

Until the transaction closes, all companies should practice business as usual. Therefore, all existing company names and branding should continue to be used until otherwise instructed.

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of C&J. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders. Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements. The projections contained in this release reflect management’s estimates as of the date of the release. Nabors does not undertake to update these forward-looking statements.